UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

T-Mobile US, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

872590104

(CUSIP Number)

Kenneth A. Siegel, Esq.	Sarah P. Payne, Esq.	Robert G. DeLaMater, Esq.
Morrison & Foerster LLP	Sullivan & Cromwell LLP	Sullivan & Cromwell LLP
Shin-Marunouchi Building, 29th Floor	1870 Embarcadero Road	125 Broad Street
5-1, Marunouchi 1-Chome	Palo Alto, CA 94303-3308	New York, NY 10004
Chiyoda-ku, Tokyo, 100-6529 Japan +81-3-3214-6522	+1 650 461 5669	+1-212-558-4788

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 28, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 872590104

1	NAMES OF REPORTING PERSONS SoftBank Group Capital Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) N/A
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	The Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons and the Separately Filing Group Members.

(The terms used above are defined in the Explanatory Note and in Items 1, 2 and 6 of this Schedule 13D).

CUSIP No. 872590104

1	NAMES OF REPORTING PERSONS Delaware Project 6 L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 60,924,954(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,924,954(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.88%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

The shares of Common Stock held by Project 6 LLC are subject to the Proxy Agreement (of which 56,124,954 of such shares of Common Stock are subject to the Call Options), in each case as of January 28, 2022. The Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons and the Separately Filing Group Members.

(2)	Based on the number of shares of Common Stock outstanding on October 27, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed with the Commission on November 2, 2021.

(The terms used above are defined in the Explanatory Note and in Items 1, 2 and 6 of this Schedule 13D).

CUSIP No. 872590104

1	NAMES OF REPORTING PERSONS SoftBank Group Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 60,924,954(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,924,954(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.88%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, CO

(1)

The shares of Common Stock are held by Project 6 LLC, a wholly owned subsidiary of SoftBank. The shares are subject to the Proxy Agreement (of which 56,124,954 of such shares of Common Stock held by Project 6 LLC are subject to the Call Options), in each case as of January 28, 2022. The Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons and the Separately Filing Group Members.

(2)	Based on the number of shares of Common Stock outstanding on October 27, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q, filed with the Commission on November 2, 2021.

(The terms used above are defined in the Explanatory Note and in Items 1, 2 and 6 of the Schedule 13D).

EXPLANATORY NOTE

This Amendment No. 10 (this “Schedule 13D Amendment”) to the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 2, 2020, as amended and supplemented by Amendment No. 1 to the Schedule 13D filed with the Commission on June 15, 2020, Amendment No. 2 to the Schedule 13D filed with the Commission on June 25, 2020, Amendment No. 3 to the Schedule 13D filed with the Commission on June 26, 2020, Amendment No. 4 to the Schedule 13D filed with the Commission on July 30, 2020, Amendment No. 5 to the Schedule 13D filed with the Commission on October 6, 2020, Amendment No. 6 to the Schedule 13D filed with the Commission on September 7, 2021, Amendment No. 7 to the Schedule 13D filed with the Commission on September 9, 2021, Amendment No. 8 to the Schedule 13D filed with the Commission on September 16, 2021 and Amendment No. 9 to the Schedule 13D filed with the Commission on September 28, 2021 (as amended and supplemented, this “Schedule 13D”), is being filed on behalf of SoftBank Group Corp., a Japanese kabushiki kaisha (“SoftBank”), its wholly owned subsidiary SoftBank Group Capital Ltd, a private limited company incorporated in England and Wales (“SBGC”), and SoftBank’s wholly owned subsidiary Delaware Project 6 L.L.C., a Delaware limited liability company (“Project 6 LLC”) (and, together with SoftBank and SBGC, the “Reporting Persons”), with respect to the common stock of T-Mobile US, Inc., a Delaware corporation (“T-Mobile” or the “Issuer”), par value $0.00001 per share (the “Common Stock”).

Other than as set forth below, all Items in the Schedule 13D are materially unchanged. Capitalized terms used in this Schedule 13D Amendment which are not defined herein have the meanings given to them in this Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to include the following:

On January 28, 2022, Raul Marcelo Claure, a former executive officer of SoftBank and a current member of the board of directors of T-Mobile, and Softbank announced an agreement to cease Mr. Claure’s employment with SoftBank. Pursuant to the Second Amended and Restated Stockholders’ Agreement and as further described in Amendment No. 2 to the Schedule 13D, SoftBank does not have the right to designate any individuals as nominees for election to the board of directors of T-Mobile. SoftBank understands Mr. Claure is one of DT’s nominees to the board of directors of T-Mobile.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 4, 2022

SOFTBANK GROUP CORP.

By:	/s/ Natsuko Ohga
Name:	Natsuko Ohga
Title:	Head of Corporate Legal Department

SOFTBANK GROUP CAPITAL LTD

By:	/s/ Michel Combes
Name:	Michel Combes
Title:	Director

DELAWARE PROJECT 6 L.L.C.

By:	/s/ Stephen Lam
Name:	Stephen Lam
Title:	Manager